Exhibit 99.1

Mindray Announces Third Quarter 2015 Financial Results

Shenzhen, China – November 13, 2015 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the third quarter ended September 30, 2015.

Highlights for Third Quarter 2015

-	Net revenues reached $327.6 million, up 0.9% from $324.6 million a year ago.

o	China net revenues were $152.6 million, representing 46.6% of the company's total net revenues.

o	International net revenues totaled $175.0 million, up 3.6% from the same period a year ago.

-	Reagent net revenues grew more than 18% year-over-year. Reagents contributed 51.0% to the IVD segment, up from 44.2% in the same period last year.

-	In this quarter, the company generated around $16.0 million foreign exchange gain from RMB’s depreciation against US dollars.

SUMMARY – Third quarter 2015

	Three Months Ended
	September 30
(in $ millions, except per-share data)	2015	2014	% chg
Net Revenues	327.6	324.6	0.9%
Net Revenues Generated in China	152.6	155.7	-2.0%
Net Revenues Generated in International Markets	175.0	168.9	3.6%
Gross Profit	178.8	182.8	-2.2%
Non-GAAP Gross Profit	180.7	185.1	-2.4%
Operating Income	58.7	43.4	35.3%
Non-GAAP Operating Income	69.3	54.4	27.3%
EBITDA	74.1	57.5	28.9%
Net Income[1]	50.9	46.0	10.5%
Non-GAAP Net Income[1]	60.4	56.2	7.5%
Non-GAAP Net Income[2] (ex FX gain from RMB’s depreciation against US dollars)	46.1	56.2	-17.9%
Non-GAAP Net Income (ex tax benefit)[3]	60.4	54.7	10.4%
Diluted EPS	0.43	0.39	10.1%
Non-GAAP Diluted EPS	0.51	0.47	7.1%
Non-GAAP Diluted EPS (ex FX gain from RMB’s depreciation against US dollars)	0.39	0.47	-18.2%
Non-GAAP Diluted EPS (ex tax benefit)	0.51	0.46	10.0%

1 For this press release, net income and non-GAAP net income refers to GAAP net income attributable to Mindray shareholders and non-GAAP net income attributable to Mindray shareholders as stated in exhibit below, respectively.

2 The non-GAAP net income (ex FX gain from RMB’s depreciation against US dollars) excludes foreign exchange gain, net of related tax impact, of $14.3 million recognized in the third quarter of 2015 in relation to RMB’s depreciation against US dollars.

3 The non-GAAP net income (ex tax benefit) excludes the tax benefits of $1.3 million recognized in the third quarter of 2014 in relation to the nationwide key software enterprise status and the non-GAAP tax benefits of $0.1 million recognized in the third quarter of 2014 in relation to dispute related legal fees. The nationwide key software enterprise status is reviewed by the Chinese government every two years and is subject to approval. The company did not record any such tax benefit in the third quarter of 2015.

Net Revenues

Mindray reported net revenues of $327.6 million for the third quarter of 2015, a 0.9% increase from the third quarter of 2014.

-	Net revenues generated in China decreased 2.0% year-over-year to $152.6 million.

-	Net revenues generated in the international markets increased 3.6% year-over-year to $175.0 million.

Performance by Segment

Patient Monitoring & Life Support Products: Net revenues in this segment decreased 2.7% year-over-year to $114.8 million, contributing 35.1% to total net revenues in the third quarter of 2015.

In-Vitro Diagnostic Products: Net revenues in this segment increased 2.9% year-over-year to $95.2 million, contributing 29.1% to total net revenues in the third quarter of 2015. Reagents sales represented 51.0% of net revenues in this segment.

Medical Imaging Systems: Net revenues in this segment increased 3.8% year-over-year to $85.6 million, contributing 26.1% to total net revenues in the third quarter of 2015.

Others: Net revenues in this segment increased 1.0% year-over-year to $31.9 million, contributing 9.7% to total net revenues in the third quarter of 2015. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair service revenues for post-warranty period.

Gross Margin

Third quarter 2015 gross profit was $178.8 million, a 2.2% decrease from the third quarter of 2014. Gross margin was 54.6% in the third quarter of 2015 compared to 56.3% in the third quarter of 2014 and 54.7% in the second quarter of 2015. Third quarter 2015 non-GAAP gross profit was $180.7 million, a 2.4% decrease from the third quarter of 2014. Non-GAAP gross margin was 55.1% in the third quarter of 2015 compared to 57.0% in the third quarter of 2014 and 55.2% in the second quarter of 2015.

Operating Expenses

Selling expenses for the third quarter of 2015 were $62.5 million, or 19.1% of total net revenues, compared to 20.3% in the third quarter of 2014 and 19.0% in the second quarter of 2015. Non-GAAP selling expenses for the third quarter of 2015 were $59.7 million, or 18.2% of total net revenues, compared to 18.9% in the third quarter of 2014 and 18.1% in the second quarter of 2015.

General and administrative expenses for the third quarter of 2015 were $20.4 million, or 6.2% of total net revenues, compared to 12.1% in the third quarter of 2014 and 10.1% in the second quarter of 2015. Non-GAAP general and administrative expenses for the third quarter of 2015 were $15.8 million, or 4.8% of total net revenues, compared to 11.1% in the third quarter of 2014 and 9.1% in the second quarter of 2015. The change is largely due to the foreign exchange gain of $16.0 million from RMB’s depreciation against US dollars.

Research and development expenses for the third quarter of 2015 were $37.1 million, or 11.3% of total net revenues, compared to 10.6% in the third quarter of 2014 and 10.8% in the second quarter of 2015. Non-GAAP research and development expenses for the third quarter of 2015 were $35.9 million, or 11.0% of total net revenues, compared to 10.2% in the third quarter of 2014 and 10.4% in the second quarter of 2015.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $3.6 million in the third quarter of 2015, compared to $4.9 million in the third quarter of 2014 and $3.7 million in the second quarter of 2015.

Operating income for the third quarter of 2015 was $58.7 million, a 35.3% increase from the third quarter of 2014. Operating margin was 17.9% in the third quarter of 2015, compared to 13.4% in the third quarter of 2014 and 14.8% in the second quarter of 2015. Non-GAAP operating income for the third quarter of 2015 was $69.3 million, a 27.3% increase from the third quarter of 2014. Non-GAAP operating margin was 21.1% in the third quarter of 2015 compared to 16.8% in the third quarter of 2014 and 17.6% in the second quarter of 2015.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Third quarter 2015 EBITDA increased 28.9% year-over-year to $74.1 million.

Net Income

Third quarter 2015 net income increased 10.5% year-over-year to $50.9 million. Net margin was 15.5% in the third quarter of 2015 compared to 14.2% in the third quarter of 2014 and 12.2% in the second quarter of 2015. Third quarter 2015 non-GAAP net income increased 7.5% year-over-year to $60.4 million. Non-GAAP net margin was 18.4% in the third quarter of 2015, compared to 17.3% in the third quarter of 2014 and 14.7% in the second quarter of 2015. Third quarter 2015 interest income was $7.6 million, compared to $9.5 million a year ago and $3.0 million in the previous quarter. Third quarter 2015 income tax expense was $14.8 million, representing an effective tax rate of 22.1%.

Third quarter 2015 non-GAAP net income (excluding the tax benefits in relation to our nationwide key software enterprise status) increased 10.4% year-over-year to $60.4 million. Non-GAAP net margin (excluding the tax benefits in relation to our nationwide key software enterprise status) was 18.4% in the third quarter of 2015, compared to 16.9% in the third quarter of 2014 and 14.7% in the second quarter of 2015.

Third quarter 2015 basic and diluted earnings per share were both $0.43 compared to $0.39 for both in the third quarter of 2014. Third quarter 2015 basic and diluted non-GAAP earnings per share were both $0.51, compared to $0.48 and $0.47 respectively, in the third quarter of 2014. Shares used in the computation of diluted earnings per share for the third quarter 2015 were 118.7 million.

4

Other Select Data

Accounts receivable turnover days were 51 days in the third quarter of 2015, improved from 55 days in the third quarter of 2014 and the same compared to the second quarter of 2015. Inventory turnover days were 108 days in the third quarter of 2015, compared to 106 days in the third quarter of 2014 and 101 days in the second quarter of 2015. Accounts payable turnover days were 63 days in the third quarter of 2015, compared to 67 days in the third quarter of 2014 and 57 days in the second quarter of 2015. Mindray calculates the above working capital turnover days using the average of the beginning and ending net balances of the quarter.

As of September 30, 2015, the company had $958.0 million in cash and cash equivalents as well as short-term and restricted investments (excluding $7.1 million investment being held on escrow account in connection with acquisition), compared to $1,057.9 million as of June 30, 2015. Net cash generated by operating activities and net cash outflow for capital expenditures for the third quarter of 2015 were $108.8 million and $27.2 million respectively.

As of September 30, 2015, the company had around 8,400 employees.

Going Private Transaction

On November 4, 2015, the company entered into a definitive Agreement and Plan of Merger with respect to the previously announced “going private” transaction. The agreed purchase price per ADS is US$28.0.

The transaction is subject to various closing conditions, including shareholder approval. The company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the company. The Schedule 13E-3 will include a description of the Agreement and Plan of Merger and contain other important information about the transaction, the company, and the other participants in the transaction.

In the interim, investors are encouraged to review the related Form 6-K filed with the SEC at www.sec.gov on November 4, 2015 that contains certain information and attachments with respect to the going private transaction and its participants.

In light of these events the company does not intend to host a conference call to discuss the financial information contained in this press release.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, research and development expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, dispute related legal fees and going private related expenses, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance for the third quarter of 2015 and its comparative periods. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported operation results for the third quarter of 2015 and its comparative periods on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, dispute related legal fees and going private related expenses.

–	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

–	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, dispute related legal fees and going private related expenses.

–	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, dispute related legal fees and going private related expenses, all net of related tax impact.

–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three and nine months ended September 30, 2014 and 2015, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including, without limitation,competitive, pricing and other conditions in China and our international markets and our ability to effectively address or respond those conditions; our ability effectively attract and retain our key employees;the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers and related costs, expenses and potential business disruptions; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report on Form 20-F which was filed with the Securities and Exchange Commission on April 16, 2015. Our results of operations for the third quarter as of September 30, 2015 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

# # #

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of December 31, 2014	As of September 30, 2015
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	276,598	197,708
Restricted cash (Note 3)	7,422	28
Restricted investments (Note 4)	-	234,622
Short-term investments (Note 2)	816,394	525,688
Accounts receivable, net	222,522	175,959
Inventories	150,642	180,030
Value added tax receivables	3,432	8,790
Other receivables and current assets	23,316	155,564
Prepayments and deposits	16,481	25,471
Deferred tax assets, net	14,802	18,482
Total current assets	1,531,609	1,522,342

Restricted cash, non-current (Note 3)	5,061	2,769
Restricted investment, non-current (Note 5)	-	7,074
Other assets	9,666	8,835
Accounts receivables, net, non-current	3,350	2,623
Advances for purchase of plant and equipment	21,840	19,579
Property, plant and equipment, net	412,733	440,150
Land use rights, net	59,057	55,805
Intangible assets, net	175,451	156,978
Goodwill	254,435	251,205
Total assets	2,473,202	2,467,360

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	59,625	249,629
Notes payable	9,234	5,829
Accounts payable	93,523	100,284
Advances from customers	31,396	48,361
Salaries payable	114,583	97,275
Other payables and current liabilities	168,139	163,383
Purchase consideration payable	17,173	7,090
Income taxes payable	20,415	32,713
Other taxes payable	10,342	6,199
Total current liabilities	524,430	710,763

Long-term bank loans	197,585	48,000
Other long-term liabilities	10,670	11,155
Deferred tax liabilities, net	69,233	78,815
Total liabilities	801,918	848,733

Mindray shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	453,564	433,872
Retained earnings	1,000,257	1,077,366
Accumulated other comprehensive income	144,120	68,292
Total Mindray shareholders' equity	1,597,956	1,579,545

Non-controlling interests	73,328	39,082
Total equity	1,671,284	1,618,627
Total liabilities and equity	2,473,202	2,467,360

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2014 annual report on Form 20-F.

(2)	In respect of cash and cash equivalents and short-term investments, there is an aggregate compensating balance arrangement of $189,000 and $nil as of December 31, 2014 and September 30, 2015, respectively in relation to the drawings of certain bank loans.

(3)	Restricted cash as of December 31, 2014 is mainly those purchase consideration in connection with our acquisitions being held on escrow accounts.

(4)	Restricted investments are those investments in Chinese Renminbi denominated financial products placed with bank which are restricted as to withdrawal or usage according to new terms imposed on certain bank loans during the quarter ended March 31, 2015.

(5)	Restricted investment, non-current is the purchase consideration being held as time deposit which is restricted as withdrawal or usage for over one year in connection with our acquisition.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
- China	155,699	152,567	423,996	428,388
- International	168,937	175,048	499,863	508,508
Net revenues	324,636	327,615	923,859	936,896
Cost of revenues	(141,799)	(148,818)	(405,787)	(425,031)
Gross profit	182,837	178,797	518,072	511,865

Selling expenses	(65,800)	(62,541)	(184,067)	(182,859)
General and administrative expenses	(39,293)	(20,439)	(96,684)	(81,385)
Research and development expenses	(34,346)	(37,093)	(98,213)	(107,982)
Income from operations	43,398	58,724	139,108	139,639

Other income, net	631	1,796	2,225	3,589
Interest income	9,530	7,589	27,987	21,919
Interest expense	(1,462)	(1,082)	(5,148)	(3,175)
Income before income taxes and non-controlling interests	52,097	67,027	164,172	161,972
Income tax provision	(4,729)	(14,825)	(18,677)	(33,288)
Net income	47,368	52,202	145,495	128,684
Less: Net income attributable to non-controlling interests	(1,325)	(1,331)	(4,196)	(4,478)
Net income attributable to Mindray shareholders	46,043	50,871	141,299	124,206

Basic earnings per share	0.39	0.43	1.21	1.05

Diluted earnings per share	0.39	0.43	1.19	1.05

Shares used in the computation of:
Basic earnings per share	117,106,169	117,846,734	116,979,193	117,830,960

Diluted earnings per share	118,231,031	118,657,681	118,315,564	118,818,946

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	47,368	52,202	145,495	128,684
Adjustments to reconcile net income to net cash provided by operating activities	22,969	27,437	71,666	82,819
Changes in assets and liabilities, net of effects of acquisitions	15,187	29,208	(27,372)	(3,579)
Net cash provided by operating activities	85,524	108,847	189,789	207,924

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(852)	(11,113)	(9,067)	(16,691)
Capital expenditures	(28,057)	(27,239)	(79,108)	(78,335)
Decrease (increase) in restricted cash	724	10,699	(790)	9,730
Increase in restricted investments	-	(7,354)	-	(59,499)
Proceeds from sale of short-term investments	184,247	424,208	800,762	576,779
Increase in short-term investments and changes in other investing activities	(407,911)	(514,776)	(749,649)	(646,957)
Net cash used in investing activities	(251,849)	(125,575)	(37,852)	(214,973)

Cash flow from financing activities:
Repayment of bank loans	-	-	(210,000)	(4,375)
Proceeds from bank loans, net of costs	-	-	-	47,712
Dividend paid	-	-	(58,711)	(47,097)
Proceeds from exercise of options	1,731	81	2,745	1,938
Repurchase of ordinary American depositary shares	-	-	(68,080)	-
Cash paid to acquire a non-controlling interest	-	(64,074)	(4,731)	(64,074)
Cash contribution from a non-controlling interest	416	-	655	-
Net cash provided by (used in) financing activities	2,147	(63,993)	(338,122)	(65,896)

Net decrease in cash and cash equivalents	(164,178)	(80,721)	(186,185)	(72,945)
Cash and cash equivalents, beginning of period	362,311	284,194	385,224	276,598
Effect of exchange rate changes on cash and cash equivalents	(749)	(5,765)	(1,655)	(5,945)
Cash and cash equivalents, end of period	197,384	197,708	197,384	197,708

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(In thousands of US dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income attributable to the Company	56,157	60,386	168,430	149,340
Non-GAAP net margin	17.3%	18.4%	18.2%	15.9%
Amortization of acquired intangible assets	(3,499)	(3,243)	(10,384)	(9,935)
Deferred tax impact related to acquired intangible assets	662	613	1,881	1,848
Dispute related legal fees, net of tax impact	(2,340)	(2,446)	(2,340)	(5,266)
Going private related expenses, net of tax impact	-	(874)	-	(874)
Share-based compensation	(4,937)	(3,565)	(16,288)	(10,907)
GAAP net income attributable to the Company	46,043	50,871	141,299	124,206
GAAP net margin	14.2%	15.5%	15.3%	13.3%

Non-GAAP basic earnings per share	0.48	0.51	1.44	1.27
Non-GAAP diluted earnings per share	0.47	0.51	1.42	1.26

GAAP basic earnings per share	0.39	0.43	1.21	1.05
GAAP diluted earnings per share	0.39	0.43	1.19	1.05

Shares used in computation of:
Basic earnings per share	117,106,169	117,846,734	116,979,193	117,830,960
Diluted earnings per share	118,231,031	118,657,681	118,315,564	118,818,946

Non-GAAP operating income	54,434	69,284	168,380	167,550
Non-GAAP operating margin	16.8%	21.1%	18.2%	17.9%
Amortization of acquired intangible assets	(3,499)	(3,243)	(10,384)	(9,935)
Dispute related legal fees	(2,600)	(2,878)	(2,600)	(6,195)
Going private related expenses	-	(874)	-	(874)
Share-based compensation	(4,937)	(3,565)	(16,288)	(10,907)
GAAP operating income	43,398	58,724	139,108	139,639
GAAP operating margin	13.4%	17.9%	15.1%	14.9%

Non-GAAP gross profit	185,119	180,664	524,657	517,633
Non-GAAP gross margin	57.0%	55.1%	56.8%	55.2%
Amortization of acquired intangible assets	(1,808)	(1,672)	(5,676)	(5,186)
Share-based compensation	(474)	(195)	(909)	(582)
GAAP gross profit	182,837	178,797	518,072	511,865
GAAP gross margin	56.3%	54.6%	56.1%	54.6%

Non-GAAP selling expenses	(61,486)	(59,708)	(174,245)	(174,175)
Non-GAAP as % of total net revenues	18.9%	18.2%	18.9%	18.6%
Amortization of acquired intangible assets	(1,691)	(1,571)	(4,708)	(4,749)
Share-based compensation	(2,623)	(1,262)	(5,114)	(3,935)
GAAP selling expenses	(65,800)	(62,541)	(184,067)	(182,859)
GAAP as % of total net revenues	20.3%	19.1%	19.9%	19.5%

Non-GAAP general and administrative expenses	(36,061)	(15,770)	(87,467)	(71,628)
Non-GAAP as % of total net revenues	11.1%	4.8%	9.5%	7.6%
Dispute related legal fees	(2,600)	(2,878)	(2,600)	(6,195)
Going private related expenses	-	(874)	-	(874)
Share-based compensation	(632)	(917)	(6,617)	(2,688)
GAAP general and administrative expenses	(39,293)	(20,439)	(96,684)	(81,385)
GAAP as % of total net revenues	12.1%	6.2%	10.5%	8.7%

Non-GAAP research and development expenses	(33,138)	(35,902)	(94,565)	(104,280)
Non-GAAP as % of total net revenues	10.2%	11.0%	10.2%	11.1%
Share-based compensation	(1,208)	(1,191)	(3,648)	(3,702)
GAAP research and development expenses	(34,346)	(37,093)	(98,213)	(107,982)
GAAP as % of total net revenues	10.6%	11.3%	10.6%	11.5%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to the Company	46,043	50,871	141,299	124,206
Interest income	(9,530)	(7,589)	(27,987)	(21,919)
Interest expense	1,462	1,082	5,148	3,175
Income tax provision	4,729	14,825	18,677	33,288

Earnings before interest and taxes ("EBIT")	42,704	59,189	137,137	138,750
Depreciation	9,070	9,651	26,402	29,422
Amortization	5,743	5,304	16,889	16,274

Earnings before interest, taxes, depreciation, and amortization ("EBITDA")	57,517	74,144	180,428	184,446